UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 7)*

DEVELOPERS DIVERSIFIED REALTY CORPORATION

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

251591103

(CUSIP Number)

Dennis O. Garris Alston & Bird LLP 950 F Street, N.W. Washington, DC 20004-1404

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 251591103	Page 2 of 9 Pages

(1)	Name of reporting persons Alexander Otto
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC, PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Germany
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 39,674,485
	(8)	Shared voting power 0
	(9)	Sole dispositive power 39,674,485
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 39,674,485
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 14.3%*
(14)	Type of reporting person (see instructions) IN

*	= Based on 277,250,716 shares reported to be outstanding as of February 10, 2012 by the Issuer on its Form 10-K/A filed on March 26, 2012.

SCHEDULE 13D/A

CUSIP No. 251591103	Page 3 of 9 Pages

(1)	Name of reporting persons Katharina Otto-Bernstein
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC, PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Germany
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 15,755,505
	(8)	Shared voting power 0
	(9)	Sole dispositive power 15,755,505
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 15,755,505
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 5.7%*
(14)	Type of reporting person (see instructions) IN

*	= Based on 277,250,716 shares reported to be outstanding as of February 10, 2012 by the Issuer on its Form 10-K/A filed on March 26, 2012.

SCHEDULE 13D/A

CUSIP No. 251591103	Page 4 of 9 Pages

(1)	Name of reporting persons Dr. Michael Otto
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC, PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Germany
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 2,375,916
	(8)	Shared voting power 2,625,916*
	(9)	Sole dispositive power 2,375,916
	(10)	Shared dispositive power 2,625,916*
(11)	Aggregate amount beneficially owned by each reporting person 5,001,832*
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 1.8%**
(14)	Type of reporting person (see instructions) IN

*	= Includes Common Shares over which Dr. Michael Otto has power of attorney granted by Janina Vater.

**	= Based on 277,250,716 shares reported to be outstanding as of February 10, 2012 by the Issuer on its Form 10-K/A filed on March 26, 2012.

SCHEDULE 13D/A

CUSIP No. 251591103	Page 5 of 9 Pages

(1)	Name of reporting persons Janina Otto*
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) WC, PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Germany
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0
	(8)	Shared voting power 2,625,916
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 2,625,916
(11)	Aggregate amount beneficially owned by each reporting person 2,625,916
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 1.0%**
(14)	Type of reporting person (see instructions) IN

*	= In previous filings, Janina Otto was known as Janina Vater.
**	= Based on 277,250,716 shares reported to be outstanding as of February 10, 2012 by the Issuer on its Form 10-K/A filed on March 26, 2012.

CUSIP No. 251591103	Page 6 of 9 Pages

This Amendment No. 7 (“Amendment No. 7”) amends and supplements the statement on Schedule 13D initially filed on May 15, 2009 (the “Original Filing”), as amended by Amendment No. 1 filed on August 20, 2009, Amendment No. 2 filed on September 14, 2009, Amendment No. 3 filed on September 18, 2009, Amendment No. 4 filed on February 16, 2010, Amendment No. 5 filed on March 21, 2011 and Amendment No. 6 filed on April 26, 2011. Information reported in the Original Filing, as amended, remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 7. Capitalized terms used and not defined in this Amendment No. 7 have the meanings set forth in the Original Filing, as amended.

Item 4. Purpose of the Transaction

The information in Item 6 is hereby incorporated by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended to add the following:

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 60,431,822 Common Shares, representing 21.8% of the Issuer’s outstanding Common Shares (based on 277,250,716 shares reported to be outstanding as of February 10, 2012 by the Issuer on its Form 10-K/A filed on March 26, 2012).

(b) With respect to any rights or powers to vote, or to direct the vote of, or to dispose of, or direct the disposition of, the Common Shares referenced in paragraph 5(a), Mr. Otto has sole voting power and sole dispositive power with regard to 39,674,485 Common Shares. Katharina Otto-Bernstein has sole voting power and sole dispositive power with regard to 15,755,505 Common Shares. Dr. Michael Otto has sole voting power and sole dispositive power with regard to 2,375,916 Common Shares owned by him, and shared voting power and shared dispositive power with regard to 2,625,916 Common Shares owned by his daughter Janina Otto pursuant to a power of attorney. Janina Otto has shared voting power and shared dispositive power with regard to 2,625,916 Common Shares.

(c) The Reporting Persons have not effected any transactions in the Common Shares in the past 60 days.

CUSIP No. 251591103	Page 7 of 9 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 29, 2012, Mr. Alexander Otto (“Mr. Otto”) entered into a covered call option agreement (“Covered Call Agreement”). Pursuant to the Covered Call Agreement, Mr. Otto wrote a covered call option with respect to 6,810,538 shares beneficially owned by Mr. Otto, which had an aggregate market value of $100,523,540.88. The covered call option is separated into 15 separate components containing an aggregate amount of 6,810,538 call options: 14 of which contain 454,035 call options and 1 of which contains 454,048 call options. All of the call options under the Covered Call Agreement have an exercise price of $15.0527 per share, which was determined on March 30, 2012. Each of the 14 components containing 454,035 call options expires on October 8, 9, 10, 11, 12, 15, 16, 17, 18, 19, 22, 23, 24 and 25 of 2012, respectively, and the component containing 454,048 call options expires on October 26, 2012 (for each component, the “Expiration Date”). The call options constituting each component of the covered call option may be exercised only on the Expiration Date for that component. The underlying shares with respect to the options are pledged by Mr. Otto until such time as the options expire.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated May 15, 2009, among Mr. Otto, Katharina Otto-Bernstein, Dr. Michael Otto and Janina Vater

Exhibit 2	Covered Call Agreement dated March 29, 2012 between Deutsche Bank AG and Alexander Otto

CUSIP No. 251591103	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2012

/s/ KG CURA Vermögensverwaltung G.m.b.H. & Co., by power of attorney

By:	Dr. Thomas Finne
For:	Alexander Otto

/s/ KG CURA Vermögensverwaltung G.m.b.H. & Co., by power of attorney

By:	Dr. Thomas Finne
For:	Katharina Otto-Bernstein

/s/ KG CURA Vermögensverwaltung G.m.b.H. & Co., by power of attorney

By:	Dr. Thomas Finne
For:	Dr. Michael Otto

/s/ KG CURA Vermögensverwaltung G.m.b.H. & Co., by power of attorney

By:	Dr. Thomas Finne
For:	Janina Otto

CUSIP No. 251591103	Page 9 of 9 Pages

EXHIBIT INDEX

Exhibit No.	Exhibit Description
1	Joint Filing Agreement, dated May 15, 2009, among Mr. Otto, Katharina Otto-Bernstein, Dr. Michael Otto and Janina Vater

2	Covered Call Agreement dated March 29, 2012 between Deutsche Bank AG and Alexander Otto